United States securities and exchange commission logo





                            November 17, 2022

       Dustin Shindo
       Chief Executive Officer
       Pono Capital Corp
       643 Ilalo St. #102
       Honolulu, Hawaii 96813

                                                        Re: Pono Capital Corp
                                                            Draft Registration
Statement on Form S-4
                                                            Filed on October
21, 2022
                                                            CIK No. 0001855631

       Dear Dustin Shindo:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4 filed October 21, 2022

       Summary of the Proxy Statement/Prospectus
       Parties to the Business Combination
       AERWINS Technologies Inc., page 27

   1. Please revise to clearly describe the products that you currently offer in each of your business areas. Please
also identify whether any of the products mentioned in the proxy statement/prospectus
are in development and provide information on when you expect them to launch.
Wherever you discuss the features and characteristics of your industry and market, please make
clear which aspects currently apply to AERWINS, which are
                                                        prospective in nature,
and which apply to business lines that are no longer active. Please make similar revisions
to your disclosure beginning on page 167.
 Dustin Shindo
Pono Capital Corp
November 17, 2022
Page 2
Unaudited Pro Forma Condensed Combined and Consolidated Statement of Operations for the
Year Ended December 31, 2021, page 46

2. Please revise your pro forma statement of operations to comply with Rule 11-02(b)(1) of
         Regulation S-X.
3. Please present historical and pro forma basic and diluted per share data, based on continuing operations, on the face of your pro forma statement of operations. Refer to
         Rule 11-02(a)(9)(i). In this regard, please also revise Note 4. Net Loss per Share, on page
         49, as appropriate.
Fees and Scope of Engagement, page 131

4. Please include the amount of the fee paid to Marshall & Stevens as well as any other information required by Item 1015 of Regulation M-A.
Financial Projections, page 132

5. Please clarify whether the Pono board reviewed projected or prospective financial information of AERWINS in connection with the Business Combination. If so, please revise to include such information in the proxy statement/prospectus. In addition, we note your disclosure that Marshall & Stevens calculated the net present value of the
         unlevered, after-tax free cash flows that AERWINS    business is
forecasted to generate for
         the financial years 2022 through 2031, plus the present value of the terminal value of
         AERWINS    business in year 2031. Please provide those forecasts in
the proxy
         statement/prospectus.
United States Federal Income Tax Considerations of the Redemption, page 136

6. We note that pursuant to the Agreement and Plan of Merger, the parties intend that the merger will qualify as a tax-free "reorganization" within the meaning of Section 368(a). In addition, we note your disclosure on page 137 that holders of Class A common stock are not expected to recognize any income, gain or loss under U.S. federal income tax laws. Please revise your disclosure beginning on page 136 to address
Section 368(a) and
         any consequences to shareholders of Pono and AERWINS. Please also make similar revisions to the Questions and Answers section beginning on page 20. To the extent that you intend to file a short form tax opinion as Exhibit 8.1, please also revise your discussion on page 136 to reflect the fact that the discussion is the opinion of counsel.
Information about Aerwins
Significant Market Oppportunities, page 168
FirstName LastNameDustin Shindo
7. Please revise to explain which product was flight tested in 2019, and which product or
Comapany   NamePono
       products         Capital
                you started     Corpin October 2021. Please include the month
that deliveries
                            selling
       began
November   17,and state
               2022     how
                     Page 2 many units have been sold.
FirstName LastName
 Dustin Shindo
FirstName LastNameDustin  Shindo
Pono Capital Corp
Comapany 17,
November   NamePono
              2022 Capital Corp
November
Page 3    17, 2022 Page 3
FirstName LastName
8. Your disclosure in the fourth paragraph implies that you are making cost-effective air mobility solutions a reality. We note, however, your disclosure on page 132 which states that the private side of AERWINS' client segment is sales to mainly high net worth individuals. Please revise to identify and discuss the price point for your products.
9. Please provide support for your statement that you design, develop, manufacture, market, and operate unmanned aircraft and their supporting systems and infrastructure for a wide range of industries and applications, including passenger transportation, logistics, and smart city management.
Orders, Delivery and Financial Results, page 169

10. Please clarify what time periods make up your revenue and client type charts here. We note that the charts include revenue type for 2022. However, the discussion following the charts addresses only the period from January 1, 2020 to December 31, 2021. Please revise to provide disclosure that supports the amounts presented in the charts.
What Sets Us Apart, page 169

11. We note your disclosure that XTURISMO is "easy to implement in society." Please revise your disclosure here to be consistent with your disclosure on page 183 that you are subject to extensive legal and regulatory requirements, and that you are working to obtain relevant approvals and permits in the jurisdictions where you sell and plan to sell your products.
XTURISMO Limited Edition, page 176

12. We note your disclosure that since its launch in October 2021, the product has received about 100 inquiries for purchase. Please revise to clarify how many purchases were made.
         In addition, you say that the price of the XTURISMO Limited Edition is $7.77 million overseas. We note that the "order now" page on your website appears to list the price as
         $550,000. Please advise.
13. Please clarify how you expect the vehicle to be used as a disaster relief vehicle.
C.O.S.M.O.S (Flight Operation Management System), page 178

14. We note your disclosure that the fee structure is currently being quoted on a case-by-
         case basis as you are in the process of conducting demonstration tests with large corporations and local governments. Please provide a range of the fees that you have quoted. Please provide similar disclosure for each of your lines of business where you discuss a range of fees or describe fees without stating the amount that you charge.
 Dustin Shindo
FirstName LastNameDustin  Shindo
Pono Capital Corp
Comapany 17,
November   NamePono
              2022 Capital Corp
November
Page 4    17, 2022 Page 4
FirstName LastName
A.L.I. Albatross (our Original GPU machine), page 181

15. We note your disclosure on page 182 that some fees are received in the form of cryptographic assets. Please identify which cryptographic assets you accept as payment.
         Describe more clearly which services and fees may be paid for using cryptographic assets and describe the method for such payments.
Manufacturing, Quality Control and Supply Chain, page 185

16. Please describe your manufacturing process for each aspect of your business in greater detail, including whether and to what extent you rely on third party suppliers to manufacture certain aspects of your products. In this regard, we note that none of the facilities you list on page 207 are listed for manufacturing use. Business Overview, page 225

17.      Your disclosure states that the    acquisition of A.L.I. Technologies
was accounted for as a
         recapitalization among entities under common control.    Please
reconcile this disclosure
         with the disclosures in Note 1 on page F-56 and on page 42 that indicates that the share exchange between Aerwins and the shareholders of A.L.I. Technologies
was    accounted
         for as a reverse recapitalization.
Results of Operations, page 228

18. Please clarify how you define your "Air Mobility Segment". In this regard, we note in your revenue chart on page 169 that "Air-Mobility" recorded no revenues in 2021 and does not appear to include your Drone or Computer Sharing aspects of your business. We further note that your chart on page 169 indicates that "Shared Computing" accounted for
         70% of your 2021 revenues but does not appear to be included in your Results of
         Operations on page 228. Please revise or advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Aerwins
Results of Operations, page 229

19. Please revise your table on page 229 to remove the discontinued operations effects and revise your respective discussions to separately discuss results from continuing operations from that of discontinued operations.
BENEFICIAL OWNERSHIP OF SECURITIES, page 259

20. Please provide a pre-business combination beneficial ownership table for AERWINS as of the most recent practicable date. Refer to Item 18(a)(5) of Form S-4. Dustin Shindo
FirstName LastNameDustin  Shindo
Pono Capital Corp
Comapany 17,
November   NamePono
              2022 Capital Corp
November
Page 5    17, 2022 Page 5
FirstName LastName
Aerwins Technologies Inc.
Consolidated Statements of Cash Flows, page F-54

21. Please reconcile the line items for gain (losses) on disposal of business and disposal of subsidiary and related proceeds of each to the information disclosed in Note 14 -
         Discontinued Operation and Note 15 - Disposal of Business on pages F-70 and F-71.
Notes to Consolidated Financial Statements
Note 4 - Segment Information, page F-63

22. Please revise your information to remove the effects of your discontinued operations from respective line items. Refer to ASC 280-10-5-7.
General

23. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
24. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
25. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
26. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
27. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
28.      Please expand your disclosure regarding the sponsor   s ownership
interest in the target
         company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
29. Please disclose whether and to what extent you have experienced pressures related to inflation. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.
 Dustin Shindo
Pono Capital Corp
November 17, 2022
Page 6
30. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials; inventory shortages; closed factories or stores; reduced headcount;
             or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
31. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
       Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation
FirstName            in the combined
            LastNameDustin    Shindo company, and the warrants, which would
expire worthless.
Comapany
32.       NamePono
     We note   that youCapital
                        presentCorp
                                sales information and costs throughout the
proxy
     statement/prospectus
November 17, 2022 Page 6 in yen. Please revise to also include such amounts in U.S. dollars.
FirstName LastName
 Dustin Shindo
FirstName LastNameDustin  Shindo
Pono Capital Corp
Comapany 17,
November   NamePono
              2022 Capital Corp
November
Page 7    17, 2022 Page 7
FirstName LastName
        You may contact Dale Welcome at (202) 551-3865 or Melissa Gilmore at
(202) 551-
3777 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Erin Purnell at
(202) 551-3454 with
any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing